Designated Filer:	MONARCH ALTERNATIVE CAPITAL LP
Issuer & Ticker Symbol:	WCI Communities, Inc. [WCIC]
Date of Event Requiring Statement:	May 10, 2016

Explanation of Responses

(1)
On February 19, 2015, MAC (as defined below), as an affiliate of a non-employee director, was granted restricted stock units by WCI Communities, Inc. (the “Company”).  These restricted stock units vested in their entirety on May 10, 2016, which was the first business day prior to the Company’s annual shareholders’ meeting in 2016.  In accordance with the terms of the grant, the Company paid to the holder a cash amount equal to the fair market value of a number of shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), equal to the number of restricted stock units.  The closing price of the Common Stock on May 10, 2016 was $16.07.

(2)
This Form 4 is being filed on behalf of Monarch Alternative Capital LP, a Delaware limited partnership (“MAC”), MDRA GP LP, a Delaware limited partnership (“MDRA GP”) and Monarch GP LLC, a Delaware limited liability company (“Monarch GP”) (collectively, the “Reporting Persons”). MAC serves as the investment advisor to Monarch Debt Recovery Master Fund Ltd, Monarch Master Funding Ltd, Monarch Capital Master Partners LP, Monarch Alternative Solutions Master Fund Ltd, Monarch Capital Master Partners II LP, MCP Holdings Master LP and P Monarch Recovery Ltd (collectively, the “Funds”). MDRA GP is the general partner of MAC and Monarch GP is the general partner of MDRA GP. Each of MAC, MDRA GP and Monarch GP may be deemed to indirectly beneficially own shares held directly by the Funds and disclaims beneficial ownership of all such shares except to the extent of any indirect pecuniary interest therein.

(3)	Restricted Stock Units held directly by MAC.